Exhibit (h)(4)(c)

                          AMENDED AS OF JANUARY 1, 2008

                                    SCHEDULE B

                   TO THE FUND ACCOUNTING AGREEMENT BETWEEN
                        FIRST PACIFIC MUTUAL FUND, INC.
                                       AND
                           ULTIMUS FUND SOLUTIONS, LLC


                               FEES AND EXPENSES

FEES:

       Ultimus shall be entitled to receive a fee from the Fund on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed as follows:

       Base fee per year = $36,000, ($3,000 per month), plus

       Asset based fee of:

       Average Daily Net Assets        Asset Based Fee
         First $500 million                .010%
         In excess of $500 million         .005%

       The above base fee assumes one Portfolio, with a single class of shares. For a Portfolio with more than one class of shares, Ultimus charges an additional $500 per month for each additional class of shares.

	For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each Portfolio a fee of $250 per month.

OUT-OF-POCKET EXPENSES:

       The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 4 of this Agreement.










       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be amended as of the dates written above.


FIRST PACIFIC MUTUAL FUND, INC.		     ULTIMUS FUND SOLUTIONS, LLC


By:_/s/ Terrence K.H. Lee_____________       	By:__/s/ Robert G. Dorsey_______
Title:  President/Chief Executive Officer       Title:  President